August 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Doris Gama Office of Life Sciences

Re:	Withdrawal of Acceleration Request Virpax Pharmaceuticals, Inc. Registration Statement on Form S-1 (No. 333-281080)

Ladies and Gentlemen:

On behalf of Virpax Pharmaceuticals, Inc. (the “Company”), this letter will serve to withdraw the request for acceleration of the above-referenced Registration Statement filed as correspondence via EDGAR on Monday, August 26, 2024.

The Company is no longer requesting that such Registration Statement be declared effective at 5:00 p.m., Eastern Time, on Monday, August 26, 2024, and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance.

Very truly yours,

/s/ Ross D. Carmel
Ross D. Carmel

cc:	Gerald W. Bruce